7-23

SEC  ISSION

05041109

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65405

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Financial Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14505 Torrey Chase Suite 110
(No. and Street)

Houston (City) Texas (State) 77014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Delonas 281-880-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kikis & Company P.C.
(Name – *if individual, state last, first, middle name*)

3934 FM 1960 West, Suite 220 (Address) Houston (City) Texas (State) 77068 (Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2005
WASH. DC 179

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joi Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Financial Broker Services, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHIRLEY A. BUCHANAN
NOTARY PUBLIC
STATE OF TEXAS
Comm. Exp. 11-08-2005

Signature

Joi Murphy CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANAGED FINANCIAL BROKER SERVICES, L.L.C.
(FORMERLY MFSC, L.L.C.)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

MANAGED FINANCIAL BROKER SERVICES, L.L.C .
(FORMERLY MFSC, L.L.C.)
TABLE OF CONTENTS
DECEMBER 31, 2004

Independent Auditors' Report 2

Statement of Financial Condition 3

Statement of Income and Members' Equity 4

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8

Schedule I – Computation of Net Capital 11

Schedule II – Supplemental Information 13

Report on Internal Control 14

KIKIS & COMPANY P.C.
Certified Public Accountants

Members of the Texas Association of Certified Public Accountants
Members of the American Institute of Certified Public Accountants
Members of the Texas Society of Certified Public Accountants

Independent Auditors' Report

Board of Directors
Managed Financial Broker Services, L.L.C.
Spring, Texas

We have audited the accompanying statement of financial condition of Managed Financial Broker Services, L.L.C. (formerly MFSC, L.L.C.) (the Company) (a Texas limited liability company) as of December 31, 2004, and the related statements of income and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Financial Broker Services, L.L.C. (formerly MFSC L.L.C.) at December 31, 2004, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kikis & Company P.C.

February 24, 2005

3934 F.M. 1960 West, Suite 220 • Houston, Texas 77068
Tel. 281-580-6750 • Fax 281-580-6777 • www.kikiscpa.com

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and certificate of deposit	$ 26,925
Receivable--commissions	48,623
Receivable--agents	2,030
Prepaid insurance	234
Security deposit	1,710
Total assets	$ 79,522

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 263
Commissions payable to agents	36,313
Payroll taxes payable	823
Dividends payable	9,980
Federal income tax payable	1,553
State franchise tax payable	466
Deferred income tax payable	234
Deferred state franchise tax payable	70
Total liabilities	49,702
Commitment (Note 6)	
Members' equity	29,820
Total liabilities and members' equity	$ 79,522

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:	
Commission income	$ 132,793
12b-1 income	173,725
Interest income	181
Total revenue	306,699
Expenses:	
Bank charges	155
Commission expense	128,796
Dues and subscriptions	3,175
Education	355
Insurance	483
Legal and professional	12,920
Licenses and fees	5,862
Management fees (Note 4)	20,000
Meals	25
Office supplies	527
Penalties-tax	202
Rent	8,400
Salaries-officer (commissions)	107,469
Taxes-payroll	9,389
Travel	498
Total expenses	298,256
Net income from operations	8,443
Other income	3,000
Income before income taxes	11,443
Less: Provision for income taxes	
Current	2,413
Deferred	(27)
Total provision for income taxes	2,386
Net income	9,057

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF INCOME AND MEMBERS' EQUITY (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004

Members' equity--beginning of year	30,743
Dividends declared	(9,980)
Members' equity--end of year	$ 29,820

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2004

There were no subordinated liabilities for the year ended December 31, 2004.

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income (loss)	$ 9,057
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable--commissions	(2,012)
Receivable--agents	(735)
Prepaid insurance	(234)
Security deposit	(1,710)
Increase (decrease) in operating liabilities:	
Accounts payable	(709)
Commissions payable to agents	1,373
Payroll taxes payable	(1,444)
Federal income tax payable	1,553
State franchise tax payable	149
Deferred federal income tax payable	234
Deferred state franchise tax payable	(261)
Total adjustments	(3,796)
Net cash used by operating activities	5,261
Cash flows from financing activities:	
Repayment of advance from related party	(2,000)
Net cash provided by financing activities	(2,000)
Increase in cash	3,261
Cash at beginning of year	23,664
Cash at end of year	$ 26,925
Supplemental cash flow disclosures:	
Income taxes paid	$ 123
Interest paid	$ -

Summary of noncash transactions:
Dividends of $9,980 were declared for members of the corporation.

See accompanying Independent Auditors' Report
and Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Managed Financial Broker Services, L.L.C. (formerly MFSC, L.L.C.) (the Company) (a Texas limited liability company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on January 28, 2000 as MFSC, L.L.C. in Texas and began operations on October 14, 2002. The Company obtained its NASD approval effective October 14, 2002. On October 17, 2003, the Company's name was changed to Managed Financial Broker Services, L.L.C.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Allowance for Uncollectible Accounts

No allowance for uncollectible accounts has been provided since management considers all accounts to be collectible.

Income Taxes

The Company is a limited liability company and has elected to be taxed as a C corporation. See Note 5 for further details.

Deferred state franchise tax has been calculated using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The difference between financial reporting and income tax reporting is the expense of organization costs for financial reporting.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of cash, receivables, and accounts payable approximates fair value due to the short maturity of these instruments.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) and the related rules of the National Association of Securities Dealers, Inc., which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital requirement of $5,000 and aggregate indebtedness and net capital of $49,398 and $13,536, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Under an agreement dated July 1, 2002, a related party provides assistance with administrative functions and provides office equipment and supplies. Also, the related party provides assistance in the Company's compliance with all reporting and other administrative obligations and marketing and sales services. This agreement was revised on December 18, 2003 due to the Company name change. The initial term is one year and is automatically renewable for successive one-year terms unless terminated by any of the parties. During 2004, $20,000 was paid under this agreement.

A related party advanced the Company $2,000 in December 2003. This amount was repaid in January 2004.

Dividends were declared for stockholders in December 2004 of $9,980. These were paid in January 2005.

NOTE 5—INCOME TAX DISPUTE

For the year ended December 31, 2002, the Company filed an income tax return as a C corporation. The Internal Revenue Service has not accepted this return for 2002, since the election for treatment as a C corporation was not timely filed before filing of this return. Limited liability companies have the ability of selecting the type of entity for taxation. The Internal Revenue Service approved an election for treatment to be a C corporation, but it was effective September 12, 2003. The Company prior to this date is required to be reported as a partnership. The income tax return for 2002 and the tax return for January 1, 2003 through September 11, 2003 was refiled as a partnership. The remainder of the year of 2003 was reported to the IRS as a C corporation.

NOTE 6—LEASE COMMITMENTS

On April 24, 2004, the Company entered into a lease for office space. Payments of $1,680 are payable monthly. As of December 31, 2004, the aggregate minimum rental commitments under this lease are as follows:

2005	$18,480
2006	18,660
2007	13,680
Total	$50,820

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total members' equity as of December 31, 2004	$ 29,820
Deductions and/or charges:	
Nonallowable assets:	
Receivable--12b-1 commissions	12,310
Receivable--agents	2,030
Prepaid insurance	234
Security deposit	1,710
Total deductions and/or charges	16,284
Net capital	$ 13,536
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 263
Commissions payable to agents	36,313
Payroll taxes payable	823
Dividends payable	9,980
Federal income tax payable	1,553
State franchise tax payable	466
Total aggregate indebtedness	$ 49,398
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Ratio: Aggregate indebtedness to net capital	3.65 to 1

See accompanying Independent Auditors' Report and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Reconciliation with company's computation (included in Part II of Form X-17-5 as of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 26,119
Audit adjustment to record interest income	16
Audit adjustment to correct accounts payable	(263)
Audit adjustment to correct commissions payable to agents	230
Audit adjustment to correct payroll tax payable	167
Audit adjustment to accrue federal income tax payable	(1,553)
Audit adjustment to accrue deferred federal income tax payable	(234)
Audit adjustment to accrue state franchise tax payable	(466)
Audit adjustment to accrue deferred state franchise tax payable	(70)
Dividends declared	(9,980)
Correct calculation of nonallowable 12b-1 commissions	(430)
Net capital per above	$ 13,536

See accompanying Independent Auditors' Report
and Notes to Financial Statements

MANAGED FINANCIAL BROKER SERVICES, L.L.C. (FORMERLY MFSC, L.L.C.)
SCHEDULE II
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2004

Computation for Determination of the Reserve Requirement:

Managed Financial Broker Services, L.L.C. is exempt from Rule 15c3-3 due to the nature of its business. No computation of the reserve requirement is necessary under the gross revenue category.

See accompanying Independent Auditors' Report
and Notes to Financial Statements

KIKIS & COMPANY P.C.

Certified Public Accountants

Members of the Texas Association of Certified Public Accountants

Members of the American Institute of Certified Public Accountants

Members of the Texas Society of Certified Public Accountants

Board of Directors
Managed Financial Broker Services, L.L.C.
Spring, Texas

In planning and performing our audit of the financial statements of Managed Financial Broker Services, L.L.C. (formerly MFSC, L.L.C.) (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that

3934 F.M. 1960 West, Suite 220 • Houston, Texas 77068
Tel. 281·580·6750 ◦ Fax 281·580·6777 • www.kikiscpa.com

might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kriis & Company P.C.

February 24, 2005